UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This amendment to our report on Form 6-K for the month of August 2012 (filed with the SEC on August 14, 2012) is being filed to furnish revised unaudited condensed consolidated interim financial statements as of and for the six and three months ended June 30, 2012 and 2011 (the “Consolidated Financial Statements”) as the registrant has discovered an inadvertent error in the Consolidated Financial Statements furnished with the originally filed Form 6-K.

Specifically:

(a) On the Condensed Consolidated Interim Statements of Income for the three-month and six-month periods ended June 30, 2012 and 2011, (Loss)/Gain Attributable to Equity Holders of the Parent and (Loss)/Earnings Per Share Attributable to Equity Holders of the Parent for the three-month period ended June 30, 2012 were incorrectly reported as ($ 13,521 thousands) and (0.2349), respectively; the correct figures, as disclosed in the Consolidated Financial Statements being furnished with this amendment to our Form 6-K, and also on our website, were respectively, ($ 14,763 thousands) and (0.1217); and

(b) On the Condensed Consolidated Interim Statements of Income for the three-month and six-month periods ended June 30, 2012 and 2011, the (Loss)/Earnings Per Share Attributable to Equity Holders of the Parent for the six-month period ended June 30, 2012 was incorrectly reported as (0.2246); the correct figure, as disclosed in the Consolidated Financial Statements being furnished with this amendment to our Form 6-K, and also on our website, was (0.1125).

The company has not revised any other financial figures in this corrected Form 6-K. The company does not intend to revise, update, amend or restate the information presented in any other items of the Form 6-K or reflect any events that have occurred after the submission of the Form 6-K.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Carlos A Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: October 12, 2012

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2012 and for the six-month periods ended June 30, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

We have reviewed the accompanying condensed consolidated interim statements of financial position of Adecoagro S.A. and its subsidiaries as of June 30, 2012, and the related condensed consolidated interim statements of income and comprehensive income for each of the three-month and six-month periods ended June 30, 2012 and 2011 and the condensed consolidated interim statements of changes in shareholders´ equity and of cash flows for the six-month periods ended June 30, 2012 and 2011. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board.

Buenos Aires, Argentina

August 7, 2012

PRICE WATERHOUSE & CO. S.R.L.

by: /s/ Marcelo de Nicola
Marcelo de Nicola

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register: B153.681

Capital stock: 121,262,416 common shares (of which 3,262 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,384,049 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of June 30, 2012 and December 31, 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2012	2011
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	822,770	759,696
Investment property	7	16,884	27,883
Intangible assets	8	34,579	36,755
Biological assets	9	214,078	187,973
Investments in joint ventures		6,473	4,299
Deferred income tax assets	17	41,774	37,081
Trade and other receivables	10	31,672	15,746
Other assets		1,397	1,408

Total Non-Current Assets		1,169,627	1,070,841

Current Assets
Biological assets	9	24,748	51,627
Inventories	11	117,003	96,147
Trade and other receivables	10	155,302	141,181
Derivative financial instruments		5, 502	10,353
Cash and cash equivalents	12	233,743	330,546

Total Current Assets		536,298	629,854

TOTAL ASSETS		1,705,925	1,700,695

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	13	181,894	180,800
Share premium	13	933,178	926,005
Cumulative translation adjustment		(162,275)	(99,202)
Equity-settled compensation		15,655	15,306
Other reserves		(350)	(526)
Treasury shares		(5)	(4)
Retained earnings		44,770	57,497

Equity attributable to equity holders of the parent		1,012,867	1,079,876

Non controlling interest		8,132	14,993

TOTAL SHAREHOLDERS EQUITY		1,020,999	1,094,869

LIABILITIES
Non-Current Liabilities
Trade and other payables	15	8,652	8,418
Borrowings	16	205,823	203,409
Deferred income tax liabilities	17	88,103	92,989
Payroll and social security liabilities	18	1,298	1,431
Provisions for other liabilities		3,395	3,358

Total Non-Current Liabilities		307,271	309,605

Current Liabilities
Trade and other payables	15	108,000	114,020
Current income tax liabilities		1,034	872
Payroll and social security liabilities	18	20,164	17,010
Borrowings	16	230,469	157,296
Derivative financial instruments		17,204	6,054
Provisions for other liabilities		784	969

Total Current Liabilities		377,655	296,221

TOTAL LIABILITIES		684,926	605,826

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,705,925	1,700,695

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month and six-month periods ended June 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30		Three-months ended June 30
	Note	2012	2011	2012	2011
		(unaudited)

Sales of manufactured products and services rendered	20	147,652	146,178	80,374	119,837
Cost of manufactured products sold and services rendered	21	(115,845)	(96,086)	(62,043)	(74,142)

Gross Profit from Manufacturing Activities		31,807	50,092	18,331	45,695

Sales of agricultural produce and biological assets	20	117,984	88,693	76,780	56,782
Cost of agricultural produce sold and direct agricultural selling expenses	21	(117,984)	(88,693)	(76,780)	(56,782)
Initial recognition and changes in fair value of biological assets and agricultural produce		18,317	55,969	(8,792)	(2,489)
Changes in net realizable value of agricultural produce after harvest		9,893	4,069	6,944	1,449

Gross Profit/(Loss) from Agricultural Activities		28,210	60,038	(1,848)	(1,040)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		60,017	110,130	16,483	44,655

General and administrative expenses	21	(28,171)	(33,508)	(14,965)	(16,201)
Selling expenses	21	(27,988)	(24,074)	(14,750)	(18,204)
Other operating income, net	23	8,361	(304)	16,056	5,392
Share of loss of joint ventures		(1,084)	(350)	(851)	(350)

Gain from Operations Before Financing and Taxation		11,135	51,894	1,973	15,292

Finance income	24	6,970	13,611	1,390	10,188
Finance costs	24	(38,600)	(24,654)	(28,801)	(9,346)

Financial results, net	24	(31,630)	(11,043)	(27,411)	842

(Loss)/Gain Before Income Tax		(20,495)	40,851	(25,438)	16,134

Income tax benefit / (charge)	17	6,875	(12,754)	10,560	(3,398)

(Loss)/Gain for the Period		(13,620)	28,097	(14,878)	12,736

Attributable to:
Equity holders of the parent		(13,520)	27,569	(14,763)	12,486
Non controlling interest		(100)	528	(115)	250

(Loss) / earnings per share attributable to the equity holders of the parent during the period:
Basic		(0.1125)	0.2320	(0.1217)	0.1040
Diluted		(0.1125)	0.2304	(0.1217)	0.1033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month and six-month periods ended June 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30		Three-months ended June 30
	2012	2011	2012	2011
	(unaudited)
(Loss)/Gain for the period	(13,620)	28,097	(14,878)	12,736
Other comprehensive income:
Exchange differences on translating foreign operations	(62,335)	31,477	(78,305)	21,927

Other comprehensive (loss)/income for the period	(62,335)	31,477	(78,305)	21,927

Total comprehensive (loss)/income for the period	(75,955)	59,574	(93,183)	34,663

Attributable to:
Equity holders of the parent	(75,365)	58,404	(92,452)	33,971
Non controlling interest	(590)	1,170	(731)	692

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 13)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2011	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102
Profit for the year	—	—	—	—	—	—	27,569	27,569	528	28,097
Other comprehensive income for the year	—	—	30,835	—	—	—	—	30,835	642	31,477

Total comprehensive income for the period	—	—	30,835	—	—	—	27,569	58,404	1,170	59,574
Net proceeds from IPO and Private placement (Note 13)	60,104	362,926	—	—	—	—	—	423,030	—	423,030
Employee share options (Note 14):
— Value of employee services	—	—	—	458	—	—	—	458	9	467
— Forfeited	—	—	—	(1,078)	—	—	1,078	—	—	—
Restricted shares (Note 14):
— Value of employee services	—	—	—	674	—	—	—	674	13	687

Balance at June 30, 2011 (unaudited)	180,104	926,269	42,108	13,713	—	—	28,904	1,191,098	15,762	1,206,860

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 13)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2012	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Loss for the year	—	—	—	—	—	—	(13,520)	(13,520)	(100)	(13,620)
Other comprehensive loss for the year	—	—	(61,845)	—	—	—	—	(61,845)	(490)	(62,335)

Total comprehensive loss for the period	—	—	(61,845)	—	—	—	(13,520)	(75,365)	(590)	(75,955)
Employee share options (Note 14):
— Value of employee services	—	—	—	140	—	—	—	140	1	141
— Exercised	49	263	—	(93)	—	—	—	219	(2)	217
— Forfeited	—	—	—	(82)	—	—	82	—	—	—
Restricted shares (Note 14):
— Value of employee services	—	—	—	1,711	—	—	—	1,711	16	1,727
— Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—
— Forfeited	—	—	—	—	1	(1)	—	—	—	—
Acquisition of non controlling interest	1,045	5,563	(1,228)	189	(6)	—	711	6,274	(6,274)	—

Balance at June 30, 2012 (unaudited)	181,894	933,178	(162,275)	15,655	(350)	(5)	44,770	1,012,867	8,132	1,020,999

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2012	June 30, 2011
		(unaudited)	(unaudited)
Cash flows from operating activities:

(Loss)/Gain for the period		(13,620)	28,097
Adjustments for:
Income tax (benefit)/charge	17	(6,875)	12,754
Depreciation	6, 21	21,233	13,799
Amortization	8, 21	171	189
Loss/(Gain) from disposal of other property items	23	385	(335)
Gain from disposal of subsidiary	26	(7,963)	—
Equity settled share-based compensation granted	22	1,868	1,154
Loss/(gain) from derivative financial instruments and forwards	23, 24	9,682	(7,829)
Interest and other financial expense, net	24	6,676	14,667
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(8,310)	(16,665)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(1,316)	(28)
Provision and allowances		(432)	(2,406)
Share of loss from joint venture		1,084	350
Foreign exchange gains, net	24	13,271	(713)

Subtotal		15,854	43,034
Changes in operating assets and liabilities:
Increase in trade and other receivables		(27,109)	(10,002)
Increase in inventories		(21,457)	(73,828)
Decrease in biological assets		32,191	50,835
Decrease in other assets		11	1
Decrease/(increase) in derivative financial instruments		6,318	(9,510)
Increase in trade and other payables		7,287	3,811
Increase in payroll and social security liabilities		2,785	2,870
Decrease in provisions for other liabilities		(18)	(3)

Net cash generated from operating activities before interest and taxes paid		15,862	7,208
Income tax paid		(2,542)	(15,527)

Net cash generated from/(used in) operating activities		13,320	(8,319)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2012 and 2011 (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2012	June 30, 2011
		(unaudited)	(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment		(120,651)	(23,577)
Purchases of intangible assets	8	(59)	(37)
Purchase of cattle and non current biological assets planting cost		(41,336)	(24,801)
Interest received	24	6,200	2,468
Proceeds from sale of property, plant and equipment		460	890
Short-term investments		—	(48,000)
Payment of seller financing arising on subsidiaries acquired		(6,807)	—
Investments in joint ventures		(3,000)	—
Acquisition of currency forward		—	(205,000)

Net cash used in investing activities		(165,193)	(298,057)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	13	—	421,778
Proceeds from equity settled share-based compensation exercised		218	—
Proceeds from long-term borrowings		44,380	17,167
Payments of long-term borrowings		(12,587)	(13,709)
Interest paid		(11,553)	(16,682)
Net increase in short-term borrowings		42,384	39,931

Net cash generated from financing activities		62,842	448,485

Net (decrease)/increase in cash and cash equivalents		(89,031)	142,109

Cash and cash equivalents at beginning of period		330,546	70,269
Effect of exchange rate changes on cash and cash equivalents		(7,772)	(3,372)

Cash and cash equivalents at end of period		233,743	209,006

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 7, 2012.

2.	Basis of preparation

The information presented in the accompanying interim six-month condensed consolidated financial statements is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2012, results of operations and cash flows for the six months ended June 30, 2012 and 2011. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results. These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the Group's audited December 31, 2011 annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Group as of that date.

These condensed consolidated interim financial information as of June 30, 2012 and for the six-month periods ended June 30, 2012 and 2011 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The annual financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The condensed consolidated interim financial statements are presented in United States Dollars.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards became effective for the Group in the six-month period ended June 30, 2012.

During the six months ended June 30, 2012, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2011 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six months ended June 30, 2012. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2012. All amounts are shown in US dollars.

	June 30, 2012
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(17,058)	—	—	—	(17,058)
Brazilian Reais	—	(138,360)	—	—	(138,360)
US Dollar	(131,970)	(115,712)	22,656	141,079	(83,947)
Uruguayan Peso	—	—	(1,203)	—	(1,203)

Total	(149,028)	(254,072)	21,453	141,079	(240,568)

The Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation (revaluation) of the respective functional currencies against the US dollar at June 30, 2012 would decrease or (increase) Loss Before Income Tax for the period, as described in the tables below:

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	June 30, 2012
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	n/a	—	—
US Dollar	(13,197)	(11,571)	2,266	n/a	(22,503)
Uruguayan Peso	—	—	—	—	—

(Increase) or decrease in Loss Before Income Tax	(13,197)	(11,571)	2,266	—	(22,503)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at June 30, 2012 (all amounts are shown in US dollars):

	June 30, 2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Fixed rate:
Argentine Peso	(5,539)	—	—	(5,539)
Brazilian Reais	—	(69,089)	—	(69,089)
US Dollar	(74,026)	—	(468)	(74,494)
Uruguayan Peso	—	—	(29)	(29)

Subtotal Fixed-rate borrowings	(79,565)	(69,089)	(497)	(149,151)

Variable rate:
Brazilian Reais	—	(100,206)	—	(100,206)
US Dollar	(58,979)	(127,076)	—	(186,055)

Subtotal Variable-rate borrowings	(58,979)	(227,282)	—	(286,261)

Total borrowings as per analysis	(138,544)	(296,371)	(497)	(435,412)

Finance leases	(783)	(97)	—	(880)

Total borrowings at June 30, 2012	(139,327)	(296,468)	(497)	(436,292)

At June 30, 2012, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would increase as follows:

	June 30, 2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Variable rate:
Brazilian Reais	—	(1,002)	—	(1,002)
US Dollar	(590)	(1,271)	—	(1,861)

Total effects on Loss Before Income Tax	(590)	(2,273)	—	(2,863)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Credit risk

As of June 30, 2012, 4 banks accounted for more than 90% of the total cash deposited (HSBC, Rabobank, Banco Do Brasil, and ABC Brasil).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2012:

•	Futures / Options

As of June 30, 2012

	June 30, 2012
Type of derivative contract	Tons	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	75	16,650	(2,285)	(2,285)
Soybean	56	19,098	(335)	(335)
Wheat	16	4,035	(396)	(396)
Cotton	3	5,107	(64)	(24)
Sugar	111	48,842	4,155	(3,406)
Ethanol	19	10,764	148	73
Options:
Buy put
Soybean	28	353	112	(241)
Wheat	27	600	113	(345)
Sugar	25	1,089	974	(890)
Sell call
Corn	2	(17)	(12)	5
Sugar	25	1,089	(440)	1,970
Wheat	2	(51)	(72)	(4)

Total	389	107,559	1,898	(5,878)

(*)	Included in the line item “Gain from commodity derivative financial instruments” of Note 23.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Currency forward

Between August 2011 and June 2012, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 134.9 million, with maturity dates between July 2012 and December 2013. The outstanding contracts resulted in the recognition of a loss amounting to US$ 8.4 million included within “Financial results, net.”

Additionally the Group has a floating-to-fixed interest rate swap. There have been no significant changes to these contracts since December 31, 2011.

4.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2011 described in Note 4.

5.	Segment information

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2012 (unaudited):

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	417	40,445	—	—	2,406	43,268	104,384	—	—	147,652
Cost of manufactured products sold and services rendered	—	(35,654)	—	—	(134)	(35,788)	(80,057)	—	—	(115,845)

Gross Profit from Manufacturing Activities	417	4,791	—	—	2,272	7,480	24,327	—	—	31,807

Sales of agricultural produce and biological assets	107,296	76	9,319	827	277	117,795	189	—	—	117,984
Cost of agricultural produce sold and direct agricultural selling expenses	(107,296)	(76)	(9,319)	(827)	(277)	(117,795)	(189)	—	—	(117,984)
Initial recognition and changes in fair value of biological assets and agricultural produce	22,004	1,439	(78)	(687)	(89)	22,589	(4,272)	—	—	18,317
Gain from changes in net realizable value of agricultural produce after harvest	9,688	—	—	205	—	9,893	—	—	—	9,893

Gross Profit from Agricultural Activities	31,692	1,439	(78)	(482)	(89)	32,482	(4,272)	—	—	28,210

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	32,109	6,230	(78)	(482)	2,183	39,962	20,055	—	—	60,017

General and administrative expenses	(2,130)	(2,113)	(434)	(484)	(24)	(5,185)	(10,833)	—	(12,153)	(28,171)
Selling expenses	(2,980)	(7,766)	(119)	(139)	(19)	(11,023)	(16,929)	—	(36)	(27,988)
Other operating (loss)/ income, net	(4,666)	467	—	2,179	(11)	(2,031)	2,673	7,963	(244)	8,361
Share of loss of joint ventures	—	—	(1,084)	—	—	(1,084)	—	—	—	(1,084)

Gain/ (Loss) from Operations Before Financing and Taxation	22,333	(3,182)	(1,715)	1,074	2,129	20,639	(5,034)	7,963	(12,433)	11,135

Depreciation and amortization	884	1,995	428	306	106	3,719	17,685	—	—	21,404
Initial recognition and changes in fair value of biological assets (unrealized)	(527)	—	(803)	(2,097)	—	(3,427)	3,873	—	—	446
Initial recognition and changes in fair value of agricultural produce (unrealized)	6,859	748	—	1,410	—	9,017	(1,153)	—	—	7,864
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	15,672	691	725	—	(89)	16,999	(6,992)	—	—	10,007
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	1,234	—	—	82	—	1,316	—	—	—	1,316
Gain from changes in net realizable value of agricultural produce after harvest (realized)	8,454	—	—	123	—	8,577	—	—	—	8,577
Property, plant and equipment, net	233,631	48,373	14,522	21,184	19,900	337,610	485,160	—	—	822,770
Investment property	—	—	—	—	16,884	16,884	—	—	—	16,884
Goodwill	13,757	6,098	—	1,104	1,141	22,100	10,797	—	—	32,897
Biological assets	20,112	4,417	10,649	15,321	1,316	51,815	187,011	—	—	238,826
Investment in joint ventures	—	—	6,473	—	—	6,473	—	—	—	6,473
Inventories	42,824	41,987	3,081	8,044	17	95,953	21,050	—	—	117,003

Total segment assets	310,324	100,875	34,725	45,653	39,258	530,835	704,018	—	—	1,234,853

Borrowings	82,997	55,731	13,933	13,008	—	165,669	270,623	—	—	436,292

Total segment liabilities	82,997	55,731	13,933	13,008	—	165,669	270,623	—	—	436,292

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2011 (unaudited):

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	176	33,884	—	713	2,345	37,118	109,060	—	—	146,178
Cost of manufactured products sold and services rendered	—	(29,720)	—	(629)	(191)	(30,540)	(65,546)	—	—	(96,086)

Gross Profit from Manufacturing Activities	176	4,164	—	84	2,154	6,578	43,514	—	—	50,092

Sales of agricultural produce and biological assets	75,973	35	8,963	3,204	518	88,693	—	—	—	88,693
Cost of agricultural produce sold and direct agricultural selling expenses	(75,973)	(35)	(8,963)	(3,204)	(518)	(88,693)	—	—	—	(88,693)
Initial recognition and changes in fair value of biological assets and agricultural produce	37,030	8,275	3,424	2,338	351	51,418	4,551	—	—	55,969
Gain from changes in net realizable value of agricultural produce after harvest	5,832	—	—	(1,763)	—	4,069	—	—	—	4,069

Gross Profit/ (Loss) from Agricultural Activities	42,862	8,275	3,424	575	351	55,487	4,551	—	—	60,038

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,038	12,439	3,424	659	2,505	62,065	48,065	—	—	110,130

General and administrative expenses	(4,806)	(4,016)	(798)	(635)	(164)	(10,419)	(11,265)	—	(11,824)	(33,508)
Selling expenses	(813)	(5,605)	(188)	(235)	(27)	(6,868)	(17,206)	—	—	(24,074)
Other operating income, net	(3,047)	113	—	241	—	(2,693)	2,411	—	(22)	(304)
Share of loss of joint ventures	—	—	(350)	—	—	(350)	—	—	—	(350)

Gain/ (Loss) from Operations Before Financing and Taxation	34,372	2,931	2,088	30	2,314	41,735	22,005	—	(11,846)	51,894

Depreciation and amortization	658	1,351	232	281	120	2,642	11,346	—	—	13,988
Initial recognition and changes in fair value of biological assets (unrealized)	5,074	—	1,485	(817)	—	5,742	(10,650)	—	—	(4,908)
Initial recognition and changes in fair value of agricultural produce (unrealized)	10,026	4,123	—	3,155	—	17,304	4,269	—	—	21,573
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	21,930	4,152	1,939	—	351	28,372	10,932	—	—	39,304
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	28	—	28	—	—	—	28
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,832	—	—	(1,791)	—	4,041	—	—	—	4,041

As of December 31, 2011:
Property, plant and equipment, net	209,859	43,781	4,202	25,806	19,568	303,216	451,873	—	—	755,089
Investment property	—	—	—	—	20,852	20,852	—	—	—	20,852
Goodwill	4,892	6,943	—	1,140	316	13,291	13,406	—	—	26,697
Biological assets	46,878	3,292	8,102	22,062	302	80,636	152,284	—	—	232,920
Investment in joint ventures	—	—	6,182	—	—	6,182	—	—	—	6,182
Inventories	28,333	32,449	2,231	2,751	13	65,777	31,217	—	—	96,994

Total segment assets	289,962	86,465	20,717	51,759	41,051	489,954	648,780	—	—	1,138,734

Borrowings	67,170	42,965	10,740	16,072	—	136,947	266,939	—	—	403,886

Total segment liabilities	67,170	42,965	10,740	16,072	—	136,947	266,939	—	—	403,886

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total segment liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These liabilities are allocated based on the operations of the segment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2012 and 2011 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Six-month period ended June 30, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(158)	(14)	9,877	15,172	90	(20)	919	25,866
Additions	—	—	246	6,899	220	149	17,059	24,573
Transfers	—	542	7,927	4,317	137	—	(12,923)	—
Disposals	—	—	(36)	(489)	—	(30)	—	(555)
Reclassification to non-income tax credits (*)	—	—	—	(1,533)	—	—	—	(1,533)
Depreciation charge	—	(127)	(4,503)	(13,488)	(300)	(188)	—	(18,606)

Closing net book amount	305,254	646	178,759	250,788	1,749	1,014	43,527	781,737

At June 30, 2011 (unaudited)
Cost	305,254	3,597	211,372	355,013	3,321	2,961	43,527	925,045
Accumulated depreciation	—	(2,951)	(32,613)	(104,225)	(1,572)	(1,947)	—	(143,308)

Net book amount	305,254	646	178,759	250,788	1,749	1,014	43,527	781,737

Six-month period ended June 30, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(16,862)	(50)	(11,608)	(14,018)	(99)	(107)	(5,558)	(48,302)
Additions	—	—	82	15,724	397	1,558	107,521	125,282
Transfers	—	147	10,965	15,105	—	—	(26,217)	—
Disposals	—	—	(86)	(745)	(4)	(11)	—	(846)
Disposal from subsidiary	(1,118)	—	(17)	(1)	—	—	—	(1,136)
Transfers from investment property	9,625	—	—	—	—	—	—	9,625
Reclassification to non-income tax credits (*)	—	—	—	(316)	—	—	—	(316)
Depreciation charge	—	(201)	(6,998)	(13,493)	(267)	(274)	—	(21,233)

Closing net book amount	305,330	826	145,955	206,697	1,501	2,159	160,302	822,770

At June 30, 2012 (unaudited)
Cost	305,330	4,165	190,041	335,410	3,649	4,562	160,302	1,003,459
Accumulated depreciation	—	(3,339)	(44,086)	(128,713)	(2,148)	(2,403)	—	(180,689)

Net book amount	305,330	826	145,955	206,697	1,501	2,159	160,302	822,770

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 10).

An amount of US$ 18,115 and US$ 11,229 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the six-month periods ended June 30, 2012 and 2011, respectively. An amount of US$ 2,788 and US$ 2,570 of depreciation charges are included in “General and administrative expenses” for the six-month periods ended June 30, 2012 and 2011, respectively. An amount of US$ 330 and US$ nil of depreciation charges are included in “Selling expenses” for the six-month periods ended June 30, 2012 and 2011, respectively. An amount of US$ nil and 4,807 of depreciation charge were not charged in the result of the period and were capitalized in “Inventories”.

As of June 30, 2012, borrowing costs of US$ 4,631 (June 30, 2011: US$ 475) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 312,168 as of June 30, 2012.

As of June 30, 2012, included within property, plant and equipment balances are US$ 1,068 million related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the six-month periods ended June 30, 2012 and 2011 were as follows:

	June 30, 2012	June 30, 2011
Beginning of the year	27,883	21,261
Transfers (i)	(9,625)	—
Exchange difference	(1,374)	(693)

End of the year	16,884	20,568

Cost	16,884	20,568
Accumulated depreciation	—	—

Net book amount	16,884	20,568

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	June 30, 2012	June 30, 2011
Rental income	2,676	2,364

(i)	Transferred to property, plant and equipment in the six-month period ended June 30, 2012. Relates to finalization of contracts with third parties.

As of June 30, 2012, the fair value of investment property was US$ 70,945 million (2011: US$ 103,169 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2012 and 2011 were as follows:

	Goodwill	Trademarks	Software	Total
Six-month period ended June 30, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	681	19	21	721
Additions	—	—	37	37
Amortization charge (i) (Note 21)	—	(107)	(82)	(189)

Closing net book amount	27,175	1,796	251	29,222

At June 30, 2011 (unaudited)
Cost	27,175	2,792	725	30,692
Accumulated amortization		(996)	(474)	(1,470)

Net book amount	27,175	1,796	251	29,222

Six-month period ended June 30, 2012
Opening net book amount	34,886	1,592	277	36,755
Exchange differences	(1,989)	(47)	(28)	(2,064)
Additions	—	—	59	59
Amortization charge (ii) (Note 21)	—	(86)	(85)	(171)

Closing net book amount	32,897	1,459	223	34,579

At June 30, 2012 (unaudited)
Cost	32,897	1,545	308	34,750
Accumulated amortization	—	(86)	(85)	(171)

Net book amount	32,897	1,459	223	34,579

(i)	For the six-month period ended June 30, 2012 an amount of US$ 85 and US$ 85 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the six-month period ended June 30, 2011 an amount of US$ 82 and US$ 107 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2011.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2012 and 2011 were as follows:

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Beginning of the period	239,600	186,757
Increase due to purchases	1,367	—
Initial recognition and changes in fair value of biological assets (i)	18,317	55,969
Decrease due to harvest	(170,649)	(196,322)
Decrease due to sales	(1,074)	(1,212)
Costs incurred during the period	169,492	132,196
Exchange differences	(18,227)	10,306

End of the period	238,826	187,694

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ (5,126) loss for the six-month period ended June 30, 2012 (June 30, 2011: US$ 10,664 gain). In 2012, an amount of US$ (20,783) (2011: US$ 26,814) was attributable to price changes, and an amount of US$ 15,657 (2011: US$ (16,150)) was attributable to physical changes.

Biological assets as of June 30, 2012 and December 31, 2011 were as follows:

	June 30, 2012	December 31, 2011
	(unaudited)
Non-current
Cattle for dairy production	10,649	9,338
Other cattle	1,097	1,341
Sown land — coffee	15,321	18,369
Sown land — sugarcane	187,011	158,925

	214,078	187,973

Current
Other cattle	219	160
Sown land — crops	20,112	28,300
Sown land — rice	4,417	23,167

	24,748	51,627

Total biological assets	238,826	239,600

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Trade and other receivables, net

	June 30, 2012	December 31, 2011
	(unaudited)
Non current
Receivables from related parties (Note 25)	63	63

Trade receivables — net	63	63

Advances to suppliers	9,190	2,719
Income tax credits	4,917	3,682
Non-income tax credits (i)	11,554	6,988
Receivable from disposal of subsidiary (Note 26)	2,037	—
Cash collateral	1,414	1,469
Other receivables	2,497	825

Non current portion	31,672	15,746

Current
Trade receivables	38,093	38,178
Receivables from related parties (Note 25)	1,248	4,846
Less: Allowance for trade receivables	(1,270)	(1,622)

Trade receivables — net	38,071	41,402

Prepaid expenses	16,115	12,102
Advances to suppliers	19,890	11,872
Income tax credits	4,489	2,522
Non-income tax credits (i)	39,800	45,659
Cash collateral	509	1,792
Receivables from related parties (Note 25)	1,719	—
Receivable from disposal of subsidiary (Note 26)	7,299	—
Receivable from disposal of farmland	18,453	18,090
Other receivables	8,957	7,742

Subtotal	117,231	99,779

Current portion	155,302	141,181

Total trade and other receivables, net	186,974	156,927

(i)	Includes US$ 316 and US$ 3,021 reclassified from property, plant and equipment as of June 30, 2012 and December 31, 2011, respectively.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2012	December 31, 2011
	(unaudited)
Currency
US Dollar	66,302	51,338
Argentine Peso	52,060	42,163
Uruguayan Peso	1,080	803
Brazilian Reais	67,532	62,622

	186,974	156,927

As of June 30, 2012 trade receivables of US$ 5,722 (December 31, 2011: US$ 18,938) were past due but not impaired. The ageing analysis of these receivables is as follows:

	June 30, 2012	December 31, 2011
	(unaudited)
Up to 3 months	5,134	17,996
3 to 6 months	341	914
Over 6 months	247	28

	5,722	18,938

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of La Macarena and La Alegría farmlands.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Inventories

	June 30, 2012	December 31, 2011
	(unaudited)
Raw materials	29,148	31,539
Finished goods	75,692	60,067
Stocks held by third parties	9,415	4,528
Others	2,748	13

	117,003	96,147

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 110,926 for the six-month period ended June 30, 2012. The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 98,064 for the six-month period ended June 30, 2012.

12.	Cash and cash equivalents

	June 30, 2012	December 31, 2011
	(unaudited)
Cash at bank and on hand	182,652	238,902
Short-term bank deposits	51,091	91,644

	233,743	330,546

13.	Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2011 (1)	80,000	683,343
Issue of shares — Initial Public Offering and private placement	40,069	423,030
At June 30, 2011	120,069	1,106,373

At January 1, 2012	120,533	1,106,805
Employee share options exercised (Note 14)	32	312
Restricted shares vested (Note 14)	—	1,347
Exchange of shares	697	6,608
At June 30, 2012	121,262	1,115,072

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.

During March, 2012, the Company issued 696,618 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 0.57230% interest in IFH thereby increasing its interest in IFH to 99.2%.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro 2010 Restricted Share Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a) Option Schemes

For the six-month periods ended June 30, 2012 and 2011 the Group incurred US$ 0.1 million and US$ 0.5 million respectively, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	June 30, 2012		June 30, 2011
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6.68	2,134	6.67	2,176
Granted	—	—	—	—
Forfeited	—	(2)	—	—
Exercised	6.71	(32)	—	—
Expired			—	—

At June 30	6.68	2,100	6.67	2,176

2007/2008 Equity Incentive Plan

	June 30, 2012		June 30, 2011
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.06	2,038	13.05	2,113
Granted	—	—	—	—
Forfeited	13.17	(24)	12.82	(46)
Exercised	—	—	—	—
Expired	—	—	—	—

At June 30	13.06	2,014	13.05	2,067

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments (continued)

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per share
		Shares (in thousands)
		June 30, 2012	June 30, 2011
Expiry date:
May 1, 2014	5.83	674	674
May 1, 2015	5.83	553	556
May 1, 2016	5.83	173	229
February 16, 2016	7.11	110	110
October 1, 2016	8.62	592	607

2007/2008 Equity Incentive Plan

	Exercise price per share
		Shares (in thousands)
		June 30, 2012	June 30, 2011
Expiry date:
Dec 1, 2017	12.83	1,138	1,151
Jan 30, 2019	13.40	687	700
Nov 1, 2019	13.40	8	18
Jan 30, 2020	12.82	28	35
Jan 30, 2020	13.40	71	81
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
June 30, 2012	3,832
June 30, 2011	3,423

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments (continued)

(b) Restricted Share and Restricted Stock Unit Plan

As June 30, 2012, the Group recognized compensation expense US$ 1.7 million related to the restricted shares granted under the Restricted Share and Restricted Stock Unit Plan.

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012
Fair value	12.69	12.69	12.36	9.81	9.33
Possibility of ceasing employment before vesting	2.6%	4.25%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)
	2012	2012
At January 1, 2012	356	—
Granted (1)	—	515
Forfeited	(1)	—
Vested	(121)	—

At June 30, 2012	234	515

(1)	Approved by the Board of Directors of March 27, 2012 and the Shareholders Meeting of April 18, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Trade and other payables

	June 30, 2012	December 31, 2011
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	3,646	3,646
Taxes payable	1,914	1,547
Other payables	679	885
Escrows arising on business combinations	2,413	2,340

	8,652	8,418

Current
Trade payables	63,048	68,672
Payable from acquisition of subsidiary	26,394	35,730
Advances from customers	10,079	1,721
Amounts due to related parties (Note 25)	—	318
Taxes payable	3,402	4,989
Other payables	5,077	2,590

	108,000	114,020

Total trade and other payables	116,652	122,438

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

16.	Borrowings

	June 30, 2012	December 31, 2011
	(unaudited)
Non-current
Syndicated loan (*)	10,000	10,000
BNDES loan (*)	44,425	52,627
IDB facility (*)	61,667	69,401
Banco do Brazil Loan (*)	35,563	23,070
ABC Brazil Loan	10,992	1,350
Other bank borrowings	42,625	46,882
Obligations under finance leases	551	79

	205,823	203,409

Current
Bank overdrafts	1,280	6,735
Syndicated loan (*)	10,420	10,112
BNDES loan (*)	9,692	10,396
IDB facility (*)	14,752	8,349
Banco do Brazil Loan (*)	21,986	2,836
ABC Brazil Loan	16,128	2,397
Rabobank Loan	17,189	2,205
Pine Bank Loan	23,826	11,428
Other bank borrowings	114,867	102,719
Obligations under finance leases	329	119

	230,469	157,296

Total borrowings	436,292	360,705

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Borrowings (continued)

As of June 30, 2012, total bank borrowings include collateralized liabilities of US$ 371,556 (December 31, 2011: US$ 297,472). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2012	December 31, 2011
	(unaudited)
Fixed rate:
Less than 1 year	83,380	70,007
Between 1 and 2 years	14,503	25,554
Between 2 and 3 years	11,604	12,426
Between 3 and 4 years	10,206	8,902
Between 4 and 5 years	8,837	7,551
More than 5 years	20,621	22,866

	149,151	147,306

Variable rate:
Less than 1 year	146,760	87,170
Between 1 and 2 years	39,247	40,353
Between 2 and 3 years	38,021	24,756
Between 3 and 4 years	32,877	23,507
Between 4 and 5 years	21,629	23,369
More than 5 years	7,727	14,046

	286,261	213,201

	435,412	360,507

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	June 30, 2012	December 31, 2011
	(unaudited)
Currency
Argentine Peso	6,322	6,739
US Dollar	260,549	199,657
Uruguayan Peso	29	—
Brazilian Reais	169,392	154,309

	436,292	360,705

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Current income tax	(1,070)	(13,436)
Deferred income tax	7,945	682

Income tax benefit / (charge)	6,875	(12,754)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2011.

The gross movement on the deferred income tax account is as follows:

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Beginning of period	55,908	44,032
Exchange differences	(1,556)	(5,176)
IPO deductible expenses directly charged to equity	—	(1,252)
Disposal of subsidiary (Note 26)	(78)	—
Income tax benefit	(7,945)	(682)

End of period	46,329	36,922

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(8,653)	14,577
Non-deductible items	1,328	1,030
Unused tax losses, net	(15)	(2,569)
Others	465	(284)

Income tax (benefit) / charge	(6,875)	12,754

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Payroll and social security liabilities

	June 30, 2012	December 31, 2011
	(unaudited)
Non-current
Social security payable	1,298	1,431

	1,298	1,431

Current
Salaries payable	7,388	3,174
Social security payable	3,138	2,758
Provision for vacations	7,464	7,100
Provision for bonuses	2,174	3,978

	20,164	17,010

Total payroll and social security liabilities	21,462	18,441

19.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2011.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Sales

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	59,431	52,988
Sugar	37,232	42,900
Rice	39,716	33,444
Energy	7,721	13,011
Operating leases	2,676	2,364
Coffee	—	713
Services	855	597
Others	21	161

	147,652	146,178

Sales of agricultural produce and biological assets:
Soybean	47,880	39,237
Cattle for dairy production	810	701
Other cattle	265	511
Corn	25,757	18,729
Cotton	3,592	787
Milk	8,509	8,262
Wheat	19,757	9,497
Coffee	827	3,204
Sunflower	6,169	6,055
Barley	3,103	570
Seeds	794	35
Sorghum	244	946
Others	277	159

	117,984	88,693

Total sales	265,636	234,871

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean, corn and coffee through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 76.8 million as of June 30, 2012 (2011: US$ 75.1 million) comprised primarily 53,834 of tons of sugar (US$ 27.8 million), 35,906 tons of soybean (US$ 13.2 million), 69,098 tons of corn (US$ 13.7 million) and 19,500 tons of ethanol (US$ 13.8 million) which expire between July 2012 and July 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	107,660	79,890
Raw materials and consumables used in manufacturing activities	73,442	62,330
Services	9,666	8,453
Salaries and social security expenses (Note 22)	33,472	29,245
Depreciation and amortization	21,404	13,988
Taxes (*)	3,095	883
Maintenance and repairs	7,663	4,911
Lease expense and similar arrangements (**)	1,717	1,192
Freights	6,639	14,227
Export taxes / selling taxes	10,856	11,806
Fuel and lubricants	3,278	3,891
Others	11,096	11,545

Total expenses by nature	289,988	242,361

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the six-month period ended June 30, 2012, an amount of US$ 115,845 is included as “Cost of manufactured products sold and services rendered” (June 30, 2011: US$ 96,086); an amount of US$ 117,984 is included as “Cost of agricultural produce sold and direct agricultural selling expenses” (June 30, 2011: US$ 88,693); an amount of US$ 28,171 is included in “General and administrative expenses” (June 30, 2011: US$ 33,508); and an amount of US$ 27,988 is included in “Selling expenses” as described above (June 30, 2011: US$ 24,074).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Salaries and social security expenses

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Wages and salaries	24,330	21,967
Social security costs	7,274	6,124
Equity-settled share-based compensation	1,868	1,154

	33,472	29,245

Number of employees	6,669	5,852

23.	Other operating income, net

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Gain from commodity derivative financial instruments	1,262	3,649
Loss from onerous contracts — forwards	(1,731)	(5,632)
Gain from disposal of subsidiary	7,963	—
(Loss) / Gain from disposal of other property items	(385)	335
Others	1,252	1,344

	8,361	(304)

24.	Financial results, net

	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Finance income:
— Interest income	6,200	2,468
— Foreign exchange gains, net	—	713
— Gain from interest rate/foreign exchange rate derivative financial instruments	—	9,812
— Other income	770	618

Finance income	6,970	13,611

Finance costs:
— Interest expense	(11,835)	(17,135)
— Foreign exchange losses, net	(13,271)	—
— Loss from interest rate/foreign exchange rate derivative financial instruments	(9,213)	—
— Taxes	(2,470)	(2,292)
— Other expenses	(1,811)	(5,227)

Finance costs	(38,600)	(24,654)

Total financial results, net	(31,630)	(11,043)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			June 30, 2012	June 30, 2011	June 30, 2012	December 31, 2011
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	4,903	8,262	—	—
		Purchases of goods	(48)	—	—	—
		Interest income	295	—	—	—
		Receivables from related parties (Note 10)	—	—	1,311	4,909
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(1,123)	—	—	—
		Receivables from related parties (Note 10)	—	—	1,719	—
		Payables (Note 15)	—	—	—	(318)

Ospraie	(i)	Consent fee (iii)	—	(3,000)	—	—

Management and selected employees	Employment	Compensation selected employees	(3,543)	(3,146)	(15,655)	(15,306)

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).
(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

26.	Disposal of subsidiary

In June 2012, the Group completed the sale of Agrícola Ganadera San José, a wholly owned subsidiary for a sale price of US$ 9.3 million. This subsidiary was mainly comprised of farmland businesses. This transaction resulted in a net gain of US$ 8 million included under the line item “Other operating income, net” in the statement of income. The Group received US$ 5 million in cash in July 2012 and the balance will be received in two equal installments plus interest in June 2013 and 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.